SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature Page	3
Announcement regarding Withholding and Payment of Enterprise Income Tax for Non-resident Enterprises in respect of the 2009 Final Dividend dated 14 May 2010	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: 17 May 2010	By:	/S/ RONG GUANGDAO
	Name:	Rong Guangdao
	Title:	Chairman

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

WITHHOLDING AND PAYMENT OF

ENTERPRISE INCOME TAX

FOR NON-RESIDENT ENTERPRISES

IN RESPECT OF THE 2009 FINAL DIVIDEND

Pursuant to the relevant PRC laws and regulations, the Company is required to withhold and pay enterprise income tax at a rate of 10% when distributing the 2009 Final Dividend, if the same is approved at the forthcoming 2009 AGM to be held on 23 June 2010, to non-resident enterprise holders of the H shares of the Company.

Shareholders and potential investors should read this announcement carefully.

Reference is made to the announcement dated 26 March 2010 of the final results of Sinopec Shanghai Petrochemical Company Limited (the “Company”) for the year ended 31 December 2009 and the notice (the “AGM Notice”) dated 7 May 2010 convening the 2009 annual general meeting (the “2009 AGM”) of the Company. The board of directors (the “Board”) of the Company proposed to distribute final dividend for the year ended 31 December 2009 of RMB0.30 per 10 shares (the “2009 Final Dividend”) to the shareholders of the Company. The 2009 Final Dividend is subject to shareholders’ approval at the 2009 AGM to be held on 23 June 2010.

According to the Enterprise Income Tax Law of the People’s Republic of China (the “PRC”), which came into effect since 1 January 2008, and its implementation rules and regulations and other related notices (collectively, the “Tax Laws”), any domestic enterprise of the PRC which pays dividends to non-resident enterprise shareholders (as defined in the Tax Laws) for the year of 2008 and subsequent years shall withhold and pay enterprise income tax as a withholding agent.

As stated in the AGM Notice, the Company will not process registration of the transfer of H shares in the share capital of the Company with a Renminbi denominated par value of RMB1.00 each from 24 May 2010 to 22 June 2010 (both days inclusive). Holders of H shares whose names appear on the register of members of H shares of the Company kept at the Company’s H share registrar, Hong Kong Registrars Limited, as at close of trading on 20 May 2010 are entitled to attend and vote at the 2009 AGM for the 2009 Final Dividend following completion of the registration procedures. In order to qualify for the 2009 Final Dividend and to vote at the 2009 AGM, please refer to the details set out in the AGM Notice.

In accordance with the Tax Laws, the Company is obliged to withhold and pay enterprise income tax at a rate of 10% on behalf of the non-resident enterprise holders of H shares whose names appear on the register of members for H shares of the Company on 20 May 2010 when distributing 2009 Final Dividend to them. For holders of H shares holding their shares under the name of non-natural person registered shareholders (including HKSCC (Nominees) Limited, other corporate nominees, trustees, or other organisations or groups which shall be treated as “non-resident enterprises” shareholders under the relevant Tax Laws) on the register of members for H shares of the Company on 20 May 2010, the Company will distribute the 2009 Final Dividend, if the same is approved at the 2009 AGM, after withholding for the payment of 10% enterprise income tax.

Any natural person investors whose H shares are registered under the name of any such non-natural person registered shareholders and who do not wish to have any enterprise income tax to be withheld by the Company may consider transferring the legal title of the relevant H shares into his or her name and lodge all transfer documents together with the relevant H share certificates with the Company’s H share registrar, Hong Kong Registrars Limited, for transfer. The Company has no obligation and will not be responsible for confirming the identities of its shareholders. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members as at 20 May 2010. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of the above withholding and payment. Shareholders and potential investors should read this announcement carefully. Any person who would like to change the identity of the holders in the register of members of the Company is advised to enquire about the relevant procedures with his or her nominees or trustees.

Hong Kong, 14 May 2010

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Zhang Jingming Company Secretary

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

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